EXHIBIT 99

                                GSI LUMONICS INC.
                     CONSOLIDATED BALANCE SHEETS (unaudited)
     (Canadian GAAP and in thousands of U.S. dollars, except share amounts)

                                                                                    March 29,      December 31,
                                                                                      2002             2001
                                                                                    ---------      ------------
                                      ASSETS
Current
   Cash and cash equivalents....................................................    $ 96,215         $102,959
   Short-term investments.......................................................      37,336           43,541
   Accounts receivable, less allowance of $3,003 (December 31, 2001 - $3,034)...      30,127           39,919
   Income taxes receivable......................................................      12,811            9,224
   Inventories..................................................................      56,093           57,794
   Future tax assets............................................................      15,314           15,664
   Other current assets.........................................................       5,442            7,168
                                                                                    --------         --------
       Total current assets.....................................................     253,338          276,269

Property, plant and equipment, net of accumulated depreciation of $51,549
   (December 31, 2001 - $50,273)................................................      32,738           34,154
Future tax assets...............................................................       9,852            9,637
Other assets....................................................................       1,240            1,539
Other investment (note 9).......................................................      19,000              --
Intangible assets, net of amortization of $6,807
   (December 31, 2001 - $6,535).................................................       8,962            9,236
                                                                                    --------         --------
                                                                                    $325,130         $330,835
                                                                                    ========         ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current
   Bank indebtedness............................................................    $  9,027         $  6,171
   Accounts payable.............................................................      10,675           10,839
   Accrued compensation and benefits............................................       8,242            7,515
   Other accrued expenses.......................................................      21,847           25,096
   Current portion of long-term debt............................................       2,654            2,654
                                                                                    --------         --------
       Total current liabilities................................................      52,445           52,275

Deferred compensation...........................................................       2,244            2,082
                                                                                    --------         --------
       Total liabilities........................................................      54,689           54,357
Commitments and contingencies (note 9)
Stockholders' equity

   Common shares, no par value; Authorized shares: unlimited; Issued and
      outstanding: 40,603,175 (December 31, 2001 - 40,556,130)..................     236,415          236,194
   Contributed surplus..........................................................       1,433            1,433
   Retained earnings............................................................      29,671           35,747
   Accumulated foreign currency translation adjustment..........................       2,922            3,104
                                                                                    --------         --------
       Total stockholders' equity...............................................     270,441          276,478
                                                                                    --------         --------
                                                                                    $325,130         $330,835
                                                                                    ========         ========

   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
     (Canadian GAAP and in thousands of U.S. dollars, except share amounts)

                                                         Three months ended
                                                      --------------------------
                                                      March 29,       March 30,
                                                        2002            2001
                                                      ---------      -----------
Sales..............................................    $36,888        $87,707

Cost of goods sold.................................     24,615         53,574
                                                       -------        -------
Gross profit.......................................     12,273         34,133

Operating expenses:
     Research and development......................      5,830          6,652
     Selling, service and administrative...........     13,659         20,622
     Amortization of purchased intangibles.........        271            274
     Restructuring and other.......................      2,745         (1,400)
                                                       -------        -------
Income (loss) from operations......................    (10,232)         7,985
     Interest income...............................        645          1,258
     Interest expense..............................       (140)          (109)
     Foreign exchange transaction gains (losses)...        384           (216)
                                                       -------        -------
Income (loss) before income taxes..................     (9,343)         8,918

Income tax provision (benefit).....................     (3,267)         3,400
                                                       -------        -------
Net income (loss)..................................    $(6,076)       $ 5,518
                                                       =======        =======
Net income (loss) per common share:
     Basic.........................................    $ (0.15)       $  0.14
     Diluted.......................................    $ (0.15)       $  0.13

Weighted average common shares outstanding (000's).     40,589         40,217
Weighted average common shares outstanding and
   dilutive potential common shares (000's)........     40,589         40,961

   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
                (Canadian GAAP and in thousands of U.S. dollars)

                                                         Three months ended
                                                      --------------------------
                                                      March 29,       March 30,
                                                        2002            2001
                                                      ---------      -----------
Retained earnings, beginning of period ...........      $35,747       $47,260

Net income (loss) ................................       (6,076)        5,518
                                                        -------       -------
Retained earnings, end of period .................      $29,671       $52,778
                                                        =======       =======

   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
                (Canadian GAAP and in thousands of U.S. dollars)

                                                                       Three months ended
                                                                    ------------------------
                                                                    March 29,      March 30,
                                                                      2002           2001
                                                                    ---------      ---------
Cash flows from operating activities:
Net income (loss).............................................      $ (6,076)      $  5,518
Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
     Loss on disposal of assets...............................           392            --
     Depreciation and amortization............................         1,863          2,484
     Future income taxes......................................           142           (597)
Changes in current assets and liabilities:
     Accounts receivable......................................         9,605          9,124
     Inventories..............................................         1,625         (5,121)
     Other current assets.....................................           425            147
     Accounts payable, accruals, and taxes
       (receivable) payable...................................        (6,090)       (31,746)
                                                                    --------       --------
Cash provided by (used in) operating activities...............         1,886        (20,191)
                                                                    --------       --------

Cash flows from investing activities:
     Additions to property, plant and equipment...............          (622)        (3,633)
     Maturity of short-term investments.......................        39,068         20,020
     Purchase of short-term investments.......................       (51,863)       (28,133)
     (Increase) decrease in other assets......................         1,598         (3,464)
                                                                    --------       --------
Cash used in investing activities.............................       (11,819)       (15,210)
                                                                    --------       --------

Cash flows from financing activities:
     Proceeds (payments) of bank indebtedness.................         2,968           (738)
     Issue of share capital (net of issue costs)..............           221            488
                                                                    --------       --------
Cash provided by (used in) financing activities...............         3,189           (250)
                                                                    --------       --------

Effect of exchange rates on cash and cash equivalents.........           --           1,814
                                                                    --------       --------
Decrease in cash and cash equivalents.........................        (6,744)       (33,837)
Cash and cash equivalents, beginning of period................       102,959        113,858
                                                                    --------       --------
Cash and cash equivalents, end of period......................      $ 96,215       $ 80,021
                                                                    ========       ========

   The accompanying notes are an integral part of these financial statements.

                                GSI LUMONICS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
                              As of March 29, 2002
         (Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.   Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2001. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2001. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-Q for the three months ended March 29, 2002, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the presentation of the financial statements for the quarter ended March 29, 2002.

2.   Inventories

Inventories consist of the following:

                                                   March 29,    December 31,
                                                     2002           2001
                                                   ---------    ------------
    Raw materials..............................     $31,891        $29,779
    Work-in-process............................       9,775          8,028
    Finished goods.............................       8,133         12,918
    Demo inventory.............................       6,294          7,069
                                                    -------        -------
         Total inventories.....................     $56,093        $57,794
                                                    =======        =======


3.   New Accounting Pronouncements

Business Combinations

On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 1581, Business Combinations. As a result, all business combinations initiated in the future will be accounted for under the purchase method. The adoption of Section 1581 did not have a material impact on the Company's financial position, results of operations or cash flows.

Intangible Assets

On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 3062, Goodwill and Other Intangible Assets. As a result, intangible assets with finite useful lives must now be amortized and goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The adoption of Section 3062 did not have a material impact on the Company's financial position, as it does not possess goodwill or indefinite life intangible assets. Adoption of Section 3062 also did not have a material impact on the Company's results of operations or cash flows.

Intangible assets consist of the following:

                                                         March 29, 2002                  December 31, 2001
                                                    --------------------------        -------------------------
                                                                  Accumulated                      Accumulated
                                                     Cost         Amortization         Cost        Amortization
                                                    -------       ------------        ------       ------------
       Patents and acquired technology.........     $10,946         $(2,157)          $10,948        $(1,895)
       Other intangible assets.................       4,823          (4,650)            4,823         (4,640)
                                                    -------         -------           -------        -------
            Total cost.........................      15,769         $(6,807)           15,771        $(6,535)
                                                                    -------                          -------
       Accumulated amortization................      (6,807)                           (6,535)
                                                    -------                           -------
            Net intangible assets..............     $ 8,962                           $ 9,236
                                                    =======                           =======

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002 the Company adopted CICA Handbook section 3870, Stock-based compensation and other stock-based payments. This new Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The Company has chosen to recognize no compensation when options are granted to employees and directors and the plans have no cash compensation features. During the period ended March 29, 2002, there was no impact on the Company's financial position, results of operations or cash flows.

Had compensation cost for the Company's stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts below.

                                                               March 29,
                                                                 2002
                                                               ---------
    Net income (loss):
       As reported.........................................    $(6,076)
       Pro forma...........................................    $(7,086)
    Basic net income (loss) per share:
       As reported.........................................    $ (0.15)
       Pro forma...........................................    $ (0.17)
    Diluted income (loss) per share:
       As reported.........................................    $ (0.15)
       Pro forma...........................................    $ (0.17)

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

                                                               March 29,
                                                                 2002
                                                               ---------
     Risk-free interest rate...............................         4.1%
     Expected dividend yield...............................           --
     Expected lives upon vesting...........................    1.0 years
     Expected volatility...................................          70%
     Weighted average fair value per share.................       $ 4.82

The fair value of the employees' purchase rights under the employee stock purchase plan was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of nil; an expected life of 6 months; expected volatility of 70%; and risk-free interest rate of 3.45%.

4.   Bank Indebtedness

The Company has lines of credit at March 29, 2002 of approximately $32.9 million denominated in Canadian dollars, US dollars, UK Pound sterling, Euro and Japanese yen that are available for general purposes. As at March 29, 2002, approximately $13.9 million of our lines of credit were in use, representing $9.0 million of borrowings in Japan and $4.9 million of bank guarantees and outstanding letters of credit. The lines of credit are due on demand and bear interest based on the prime rate. Borrowings are limited to the sum of eligible accounts receivable under 90 days and North American inventories. Accounts receivable and inventories have been pledged as collateral for the bank indebtedness under general security agreements. At March 29, 2002, availability under the lines of credit amounts to $19.0 million. The lines of credit require annual payment of an undisbursed revolving commitment fee equal to .125% of the unutilized available balance. The borrowings require, among other things, the Company to maintain specified financial ratios, such as minimum EBITDA, limitation of capital expenditures not greater than $20.0 million per year and seek consent of the bank for payment of dividends, acquisitions and divestitures. As at March 29, 2002, the Company was in breach of one of the financial covenants, the interest coverage ratio, for which no borrowings were made under the facility. The bank issued a waiver of this non-compliance, which would allow the Company to draw on the line of credit if needed. In April 2002, the Company is reviewing the terms of its lines of credit with the lenders.

5.   Stockholders' Equity

Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the three months ended March 29, 2002, 47,045 shares of common stock were issued pursuant to share options exercised for proceeds of $0.2 million.

Net income (loss) per common share

Basic net income (loss) per common share was computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during the period. For diluted net income (loss) per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months ended March 29, 2002, the effect of converting options was anti-dilutive.

Common and common share equivalent disclosures are:

                                                          Three months ended
                                                      --------------------------
    (in thousands)                                    March 29,        March 30,
                                                        2002             2001
                                                      ---------        ---------
    Weighted average common shares outstanding         40,589           40,217
    Dilutive potential common shares                      --               744
                                                       ------           ------
    Diluted common shares                              40,589           40,961
                                                       ======           ======

At March 29, 2002, the Company had options and warrants outstanding entitling holders to up to 3,935,280 and 51,186 common shares, respectively.

6.   Related Party Transactions

The Company recorded sales revenue from Sumitomo Heavy Industries, Ltd., a significant shareholder, of $0.4 million in the three months ended March 29, 2002 and $1.7 million in the three months ended March 30, 2001 at amounts and terms approximately equivalent to third party transactions. Transactions with Sumitomo are at normal trade terms. Receivables from Sumitomo of $0.3 million and $1.3 million as at March 29, 2002 and March 30, 2001, respectively, are included in accounts receivable on the balance sheet.

In January of 2001, the Company made an investment of $2.0 million in a technology fund, managed by OpNet Partners, L.P. During the three months ended March 29, 2002, the Company received sixty-five percent (65%), or

$1.3 million, of the December 31, 2001 capital balance. The remaining investment made by the Company continues to be maintained in OpNet Partners private investment portfolio. Richard B. Black, a member of the Company's Board of Directors, is a General Partner for OpNet Partners, L.P. This investment is reflected in long-term other assets on the balance sheet.

The Company has an Agreement with V2Air LLC relating to the use of the LLC aircraft for Company purposes. The Company's President and Chief Executive Officer, Charles D. Winston owns the V2Air LLC. Pursuant to the terms of the Agreement, the Company is required to reimburse the V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the three months ended March 29, 2002, the Company reimbursed V2Air LLC approximately $34 thousand under the terms of the Agreement.

7.   Financial Instruments

Cash equivalents and short-term investments

At March 29, 2002, the Company had $73.7 million invested in cash equivalents denominated in U.S. dollars with maturity dates between March 30, 2002 and June 12, 2002. At December 31, 2001, the Company had $79.8 million invested in cash equivalents denominated in U.S. dollars with maturity dates between January 7, 2002 and March 1, 2002. Cash equivalents stated at amortized cost approximate fair value.

At March 29, 2002, the Company had $56.3 million invested in short-term investments denominated in U.S. dollars with maturity dates between April 4, 2002 and April 25, 2003. This $56.3 million includes $19 million to be pledged as security and classified as long-term in connection with the operating leases discussed in note 9. At December 31, 2001, the Company had $43.5 million invested in short-term investments denominated in U.S. dollars with maturity dates between January 24, 2002 and May 6, 2002. The carrying value of short-term investments approximates fair value.

Derivative financial instruments

At March 29, 2002, the Company had seven foreign exchange forward contracts to purchase $14.8 million U.S. dollars with an aggregate fair value gain of $0.6 million after-tax, maturing between April 15, 2002 and August 15, 2002. At December 31, 2001, the Company had eight foreign exchange forward contracts to purchase $17.8 million U.S. dollars and one foreign exchange option contract to purchase $6.5 million U.S. dollars with an aggregate fair value gain of $0.8 million after-tax, maturing at varying dates in 2002.

8.   Restructuring and other

Restructuring charges

2002

In connection with a restructuring plan to align the Company's manufacturing costs and operating expenses with the prevailing economic environment, the Company recorded a pre-tax restructuring charge of $2.7 million during the first quarter of fiscal 2002. The Company is consolidating the Electronics systems business from its facility in Kanata, Ontario into the Company's existing systems manufacturing facility in Wilmington, MA. In addition, Kanata's laser sources business will transfer to the Company's Rugby, UK facility. Restructuring provisions relate to severance and benefits of $2.2 million for the termination of approximately 90 employees, $0.3 million for the write-off of furniture, equipment and system software, and $0.2 million for plant closure and other related costs.

A non-cash draw-down of $0.3 million has been applied against the provision for asset write-offs, resulting in a remaining provision balance of $2.4 million as at March 29, 2002.

2001

During the fourth quarter of fiscal 2001, a charge of $3.4 million was recorded to accrue employee severance of $0.9 million for approximately 35 employees at our Farmington Hills and Oxnard locations, leased facilities costs of $1.8 million associated with restructuring for excess capacity at five leased locations in the United States, Canada, and Germany and write-down of leasehold improvements and certain equipment of $0.7 million associated with the exiting of leased facilities.

Cumulative cash draw-downs of approximately $0.6 million and a non-cash draw-down of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $2.1 million as at March 29, 2002.

2000

During the fourth quarter of fiscal 2000, a charge of $12.5 million was taken to accrue employee severance of $1.0 million for approximately 50 employees and other exit costs of $3.8 million for the Company's United Kingdom operation and worldwide distribution system related to high-power laser systems for certain automotive applications; costs of $7.7 million associated with restructuring for excess capacity at three leased facility locations in the United States and Germany. The Company also recorded a write-down of land and building in the United Kingdom of $2.0 million. Compensation expense of $0.6 million arising on the acceleration of vesting of options upon the sale of businesses during the year was also charged to restructuring. In addition, an inventory write-down to net realizable value of $8.5 million was recorded in cost of goods sold related to the high-power laser system product line.

Cumulative cash draw-downs of $5.8 million, reversal of $0.5 million for restructuring costs that will not be incurred and a non-cash draw-down of $2.6 million have been applied against the provision, resulting in a remaining provision balance of $6.2 million as at March 29, 2002.

The following table summarizes changes in the restructuring provision.

    (in millions)                               Total      Severance      Facilities      Other
                                                -----      ---------      ----------      -----
    Provision at December 31, 2001.........     $ 8.9       $  0.9           $  8.0        $--
    Cash draw-downs during Q1 2002.........      (0.6)        (0.2)            (0.4)        --
    Charge during Q1 2002..................       2.7          2.2              0.3         0.2
    Non-cash draw-down during Q1 2002......      (0.3)         --              (0.3)        --
                                                -----       ------           ------        -----
    Provision at March 29, 2002............     $10.7       $  2.9           $  7.6        $0.2
                                                =====       ======           ======        =====

Other

During the first quarter of 2001, the Company adjusted an accrual related to litigation with Electro Scientific Industries, Inc. and recorded a benefit of $1.4 million. On April 17, 2001, the U.S. Court of Appeals for the Federal Circuit affirmed the judgment of the U.S. District Court for the Northern District of California in a patent infringement action filed by Electro Scientific Industries, Inc. See Note 9.

9.   Commitments and Contingencies

Operating Leases

The Company leases two facilities under operating lease agreements that expire in 2003. At the end of the initial lease term, these leases require the Company to provide for a residual value guarantee of the first 85% of any loss the lessor may incur on its $19.1 million investment in the building, which may become payable by the Company upon the termination of the transaction, or the Company may exercise its option to purchase the facilities for approximately $19 million. As of March 29, 2002, residual value guarantees in connection with these leases totaled approximately $16 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially the payment under the residual value guarantees and, during the fourth quarter of fiscal 2000, the Company took a charge of $6 million associated with restructuring for excess capacity at the two leased facility locations, including the estimated residual value guarantees. The lease agreement requires, among other things, the Company to maintain specified quarterly financial ratios and conditions. As at March 29, 2002, the Company was in breach of the fixed charge coverage ratio and the lessor has provided a waiver of this and any future financial covenant defaults, provided the Company grants the lessor a first priority continuing security interest in and lien on approximately $19 million of the Company's deposit account to be maintained, with the administrative agent for the lease, until the Company's obligations under the leases are paid in full. This item is reflected on the balance sheet as other investment.

Legal proceedings and disputes

Electro Scientific Industries, Inc. v. GSI Lumonics, Inc. et al. On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against the Company and Dynamic Details Inc., an unrelated party that is one of the Company's customers. Electro Scientific alleged that the Company offered to sell and import into the United States the GS-600 high speed laser drilling system and that Dynamic Details possessed and used a GS-600 System. It further alleged that Dynamic Details' use of the GS-600 laser system infringed Electro Scientific's U.S. patent 5,847,960 and that the Company had actively induced the infringement of, and contributorily infringed, the patent. Electro Scientific sought an injunction, unspecified damages, trebling of those damages, and attorney fees. GSI Lumonics indemnified Dynamic Details with respect to these allegations. On August 14, 2001, the United States District Court for the Central District of California granted the Company's motion for summary judgment of non-infringement and denied Electro Scientific's motion for summary judgment of infringement. In the ruling, the Court concluded that the GS-600 system did not literally infringe the asserted claims of the alleged Electro Scientific patent, nor did it infringe under the doctrine of equivalents. On September 7, 2001, Electro Scientific appealed the District Court's decision on the summary judgment motions. The Company intends to vigorously contest Electro Scientific's appeal.

Other. As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company's customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company.

The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company's financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company's financial condition or results of operations.

10.  Segment Information

During 2001, the Company changed the way it manages its business to reflect a growing focus on providing precision optics and laser systems to its customers. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2001 year has been restated to conform to the current year's presentation.

The Executive Committee ("EC") is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, restructuring and other, interest income, interest expense, and foreign exchange transaction gains (losses). Certain corporate-level operating expenses, including sales, marketing, finance, and administrative expenses, are not allocated to operating segments. The EC does not review asset information on a segmented basis. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

GSI Lumonics operations include two reportable operating segments: the Laser Systems segment (Laser Systems); and the WavePrecision segment (WavePrecision). Laser Systems designs, develops, manufactures and markets laser-based advanced manufacturing systems and components as enabling tools for a wide range of high-technology applications, including computer-chip memory repair processing, wafer and die marking, inspection systems for solder paste and component placement on surface-mount printed circuits, via drilling of printed circuit boards, hybrid circuit trim, circuit trim on silicon, and laser printing for medical applications. Major markets for its products include the semiconductor and electronics industries. WavePrecision provides precision optics for Dense Wave Division Multiplexing networks. Major markets for its products include the telecommunications industry.

Segments

Information on reportable segments is as follows:

                                                        Three months ended
                                                     -------------------------
                                                     March 29,       March 30,
                                                       2002             2001
                                                     ---------       ---------
Sales
Laser Systems...................................     $ 34,448        $ 81,206
WavePrecision...................................        2,555           6,961
Intersegment sales elimination..................         (115)           (460)
                                                     --------        --------
   Total........................................     $ 36,888        $ 87,707
                                                     ========        ========

Segment income (loss) from operations
Laser Systems...................................     $ (1,638)       $  8,176
WavePrecision...................................       (1,113)          1,847
                                                     --------        --------
Total by segment................................       (2,751)         10,023
Unallocated amounts:
     Corporate expenses.........................        4,465           3,164
     Amortization of purchased intangibles......          271             274
     Restructuring and other....................        2,745          (1,400)
                                                     --------        --------
Income (loss) from operations...................     $(10,232)       $  7,985
                                                     ========        ========

                                                               As at
                                                     ---------------------------
                                                     March 29,      December 31,
                                                       2002             2001
                                                     ---------      ------------
Assets
Laser Systems...................................     $103,968        $115,387
WavePrecision...................................       11,027          11,506
Corporate.......................................      210,135         203,942
                                                     --------        --------
   Total assets.................................     $325,130        $330,835
                                                     ========        ========

Total assets for corporate include treasury controlled, income tax, other and intangible assets.


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

Geographic segment information

The Company attributes revenues to geographic areas on the basis of the customer location. Long-lived assets and goodwill are attributed to geographic areas in which Company assets reside.

 (in millions)                                         Three months ended
                                                --------------------------------
                                                March 29, 2002    March 30, 2001
                                                --------------    --------------
    Revenues from external customers:
       United States.......................      $24.1     65%     $36.4     41%
       Canada..............................        0.8      2%       6.8      8%
       Europe..............................        6.3     17%      20.8     24%
       Japan...............................        2.5      7%      14.0     16%
       Asia-Pacific, other.................        3.1      9%       9.1     10%
       Latin and South America.............        0.1      0%       0.6      1%
                                                 -----    ---      -----    ---
            Total..........................      $36.9    100%     $87.7    100%
                                                 =====    ===      =====    ===

                                                           As at
                                            ------------------------------------
                                            March 29, 2002     December 31, 2001
                                            --------------     -----------------
    Long-lived assets:
       United States....................         $21.0             $21.6
       Canada...........................           8.9               9.4
       Europe...........................          11.0              11.5
       Japan............................           0.6               0.7
       Asia-Pacific, other..............           0.2               0.2
                                                 -----             -----
            Total.......................         $41.7             $43.4
                                                 =====             =====


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